Exhibit 99.1

KNOT Offshore Partners LP Announces Fourth Quarter 2022 Cash Distribution

January 11, 2023

ABERDEEN, Scotland--(BUSINESS WIRE)-- KNOT Offshore Partners LP (NYSE:KNOP) (“The Partnership”)

Distribution

The Partnership announced today that its Board of Directors has declared a quarterly cash distribution with respect to the quarter ended December 31, 2022, of $0.026 per common unit.

This cash distribution will be paid on February 9, 2023 to all unitholders of record as of the close of business on January 26, 2023.

Gary Chapman, CEO and CFO of the Partnership, commented, “In this near-term period of heightened uncertainty for the shuttle tanker market, as we have previously set out, a top operational priority has been to secure additional charter coverage for our fleet at an acceptable rate that ensures the sustainability of our business. We have made progress in this regard and continue to believe that the medium-term market environment in the North Sea and Brazil should improve materially on the basis of significant committed growth capex in their respective offshore production sectors.

Nevertheless, as we approach another year with multiple drydocks, we currently lack the forward visibility on earnings that we have historically had. Although we expect to employ our open vessels in possibly a combination of short-term shuttle tanker and spot conventional opportunities, this is highly likely to lead to a temporary but material reduction in vessel utilization rates and income. Additionally, we have not yet finalized new charters for our four vessels operating on bareboat contracts in Brazil. In this context, and until such time as we have re-established a greater degree of forward visibility on earnings and liquidity, our Board has determined that a reduction in our quarterly distribution is prudent.

The Partnership continues to believe that a long-term, sustainable distribution is a key component of our strategy and value proposition. We believe that this reduced distribution level will position us not only to weather the challenging interim period and manage our 2023 drydocking schedule, but to take advantage of what we expect will be a strong medium-term market to the benefit of our unitholders.”

About KNOT Offshore Partners LP

KNOT Offshore Partners LP owns, operates and acquires shuttle tankers primarily under long-term charters in the offshore oil production regions of the North Sea and Brazil. KNOT Offshore Partners LP is structured as a publicly traded master limited partnership but is classified as a corporation for U.S. federal income tax purposes, and thus issues a Form 1099 to its unitholders, rather than a Form K-1. KNOT Offshore Partners LP’s common units trade on the New York Stock Exchange under the symbol “KNOP”.

Forward looking statements

This press release includes statements that may constitute forward-looking statements including, without limitation, statements related to the Partnership’s beliefs and strategies; future cash distributions to unitholders; market trends in the shuttle tanker or general tanker industries, including hire rates, factors affecting supply and demand, and opportunities for the profitable operations of shuttle tankers and conventional tankers; and market trends in the production of oil in the North Sea, Brazil and elsewhere. Such forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that are difficult to predict and many of which are beyond management’s control. Factors that can affect future results are discussed in the Annual Report on Form 20-F and the other reports filed by the Partnership with SEC. The Partnership undertakes no obligation to update or revise any forward-looking statement to reflect new information or events.

KNOT Offshore Partners LP
Gary Chapman
Chief Executive Officer and Chief Financial Officer
Tel: +44 1224 618 420
Email: ir@knotoffshorepartners.com
Source: KNOT Offshore Partners LP